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                            March 1, 2024

       Rui Fang
       Chief Executive Officer
       Yuanbao Inc.
       Building 2 No. 8 Beichen West Road
       Chaoyang District, Beijing, 100101
       The People's Republic of China

                                                        Re: Yuanbao Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted on
February 16, 2024
                                                            CIK No. 0001995520

       Dear Rui Fang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 1, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1

       Conventions that Apply to This Prospectus, page 14

   1. We note your response to our prior comment 3 and reissue. Since you have a subsidiary located in Hong Kong,
it appears it could be subject to the laws and regulations of Hong
                                                        Kong regardless of
whether it has operations or serves an intermediate holding function.
                                                        As such, to the extent
any mainland China laws and regulations are not applicable to this subsidiary, please
revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if
applicable, and any risks and consequences to the company associated with those laws and
regulations. Alternatively, clarify that the    legal and operational
 Rui Fang
FirstName  LastNameRui Fang
Yuanbao Inc.
Comapany
March      NameYuanbao Inc.
       1, 2024
March2 1, 2024 Page 2
Page
FirstName LastName
         risks associated with operating in China also apply to subsidiaries in Hong Kong.
2.       We note your response to our prior comment 4 and reissue. We note your proposed
         disclosure that    we,       us,       our company,       our    or
Yuanbao    refers to Yuanbao Inc.
         and its subsidiaries, and, "also includes the VIE and its respective subsidiaries." Please
         refrain from using terms such as    we    or    our    when describing
activities or functions of a
         VIE. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
We will be a "controlled company" as defined under the [NYSE/Nasdaq] corporate governance rules, page 79

3. We note your response to prior comment 5. Please revise your disclosure here, in the prospectus summary, and wherever appropriate throughout, to clarify that Mr. Rui Fang's voting power will increase from 40.4% to more than 50% as a result of your adopting a dual-class share structure and his holding the Class B shares upon the completion of this offering.
Overview, page 102

4. We note your response to comments 6 and 10. Please provide us with your accounting analysis for each of the five steps under ASC 606 for revenue recognition for both the
            insurance distribution services    and    other services
provided. Please address in your
         analysis, but do not limit it to, the bullet points below. Cite the specific authoritative literature considered in your response.
             Provide an explanation of the contractual terms of your arrangements, identifying all promised goods and services to be provided and the related payment terms. As part of your explanation, clearly identify who performs the promised goods or services, and specify which entities are involved in these executed contracts.
             Identify and explain your determination of the performance obligations in the contract. As part of your response, explain if you have combined two or more contracts into a single contract or multiple promised goods or services into a single performance obligation. Refer to ASC 606-10-25-9 and 606-10-25-14 through 15.
             Provide us with an analysis explaining your consideration of whether the "insurance distribution services" and "other services" are distinct goods or services. Refer to
              ASC 606-10-25-19 through 22.
5. We note your disclosure beginning on page 102 that since the Company s inception, partnered insurance carriers in general enter into both distribution service contracts and other service contracts with the Company. Please revise your disclosure to quantify the percentage of partnered insurance carriers that have entered into both distribution and service contracts with the Company.
 Rui Fang
Yuanbao Inc.
March 1, 2024
Page 3
Revenues, page 107

6. We note your response to comment 8. Please revise to include a table setting forth the breakdown of insurance distribution revenue by category of insurance products (i.e., medical insurance, critical illness insurance and life insurance and others), both in absolute amounts and as percentages of the total amounts, for all periods presented. In addition, please revise to include a table setting forth the breakdown of insurance distribution revenue by short-term insurance and long-term insurance.
7. Please revise to separately disclose, in tabular format, the different types of revenues
         earned under the    other services    contracts executed with the
partnered insurance carriers
         during each of the periods presented.
Selling and marketing expenses, page 109

8. We note your response to comment 10. Please revise to address, in more detail, the nature and terms of the cooperation agreements with the third-party user traffic channels.
Note 2. Significant Accounting Policies
Note p). Revenue Recognition
Contract Liabilities, page F-22

9. Please revise to separately discuss each of the specific activities which resulted in the recognition of contract liabilities during the periods presented, as it relates to both insurance distribution and other services. Also, revise to disclose the contract liabilities applicable to insurance distribution and other services separately for the periods presented.
       Please contact Ben Phippen at 202-551-3697 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameRui Fang                                     Sincerely,
Comapany NameYuanbao Inc.
                                                               Division of
Corporation Finance
March 1, 2024 Page 3                                           Office of
Finance
FirstName LastName